JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04012790

04 FEB 12 AM 7:21

SUPPL

3rd February 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interests - Substantial Shareholder

We enclose for your information a notification dated 3rd February 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

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Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	10:10 3 Feb 2004
Number	9290U

JARDINE MATHESON HOLDINGS LIMITED ("JMH")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDER

On 3rd February 2004, JMH received notification from Credit Agricole Lazard Financial Products Bank ("CAL FP Bank") that as at 29th January 2004 its interest in the ordinary shares of JMH (the "Shares") which it beneficially owned had fallen below the 3% notifiable level. CAL FP Bank had ceased to have a notifiable interest in the Shares.

Accordingly the following entities who had deemed interests in the Shares beneficially owned by CAL FP Bank had also ceased to have notifiable interests in the Shares: Credit Agricole Lazard Financial Products Limited, Caisse Nationale de Credit Agricole, Three Houses Investment Company Limited, Lazard Bank Limited, Lazard Freres and Lazard Freres & Co. LLC.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

3rd February 2004

www.jardines.com

END

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